OMB APPROVAL
OMB Number 3235-0058
Expires: March 1, 2006
Estimated average burden hours per response…2.50

SEC File Number:333-119385
CUSIP Number: 83171V

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☒       Form 10-K        ☐      Form 11-K       ☐       Form 20-F      ☐        Form 10-Q    ☐   Form N-SAR

 For Period Ended: December 31, 2004

☐  Transition Report on Form 10-KSB
☐  Transition Report on Form 20-K
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Entire Form 10-K

PART I - REGISTRANT INFORMATION

Full name of registrant	Smart Online, Inc.
Former name (if applicable):	Not applicable
Address of principal executive office (street and number):
2530 Meridian Parkway
City, state, and zip code	Durham, North Carolina 27713

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K,  Form N-SAR or form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to the volume of workload, BDO Seidman, LLP, Smart Online’s Registered Public Accounting firm has not completed its audit of Year 2004 financial statements or its review of Smart Online’s Form 10-K. See Exhibit 99.1 for the statement of BDO Seidman LLP required by Rule 12b-25(c).

PART IV - OTHER INFORMATION

            (1)            Name and telephone number of person to contact in regard to this notification:

Scott Whitaker	(919)	765-5000
(Name)	(Area Code)	(Telephone Number)

            (2)            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes  ☐  No

            (3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes  ☒  No

            If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SMART ONLINE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2005	By: /S/ Scott Whitaker Scott Whitaker, Principal Financial Officer and Principal Accounting Officer

INSTRUCTION.  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Exhibit 99.1

March 31, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Smart Online, Inc. (the “Registrant”). The Registrant has stated in Part III of its filling on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2004 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2004 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant’s financial statements and furnish the required opinion for a timely filing because the additional work required under section 404 has added significant reporting and resource requirements and, as a result, have not yet had sufficient time to complete the auditing procedures that we consider necessary in the circumstances.

Very truly yours,

/s/ BDO Seidman, LLP
----------------------------
BDO Seidman, LLP
Charlotte, North Carolina
March 31, 2005